Exhibit 99.2

ALTADIS GROUP

ALTADIS 2006 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

AT 31 DECEMBER 2006 AND 2005 (THOUSANDS OF EUROS)

ASSETS

	NOTE	2006	2005
• NON-CURRENT ASSETS:
Property, plant and equipment	6	882,546	971,014
Investment property	7	16,181	24,164
Goodwill	8	2,749,505	2,863,811
Other intangible assets	9	778,215	859,303
Investments in associates	10	34,312	32,976
Non-current financial assets -		237,877	211,239
Available-for-sale	11.1	172,926	145,954
Other non-current financial assets	11.2	64,951	65,285
Deferred tax assets	29	463,810	422,460
TOTAL NON-CURRENT ASSETS		5,162,446	5,384,967

• CURRENT ASSETS:
Inventories	12	1,984,664	1,966,350
Trade and other receivables	13	2,481,030	2,516,490
Tax receivables	29	203,848	250,451
Current financial assets -		128,723	192,734
Financial assets at fair value	11.3	58,162	97,074
Other current financial assets	11.4	70,561	95,660
Cash and cash equivalents	14	1,158,824	1,092,465
Other current assets	15	50,318	33,028
TOTAL CURRENT ASSETS		6,007,407	6,051,518

• ASSETS CLASSIFIED AS HELD FOR SALE	4.8	29,916	7,877

TOTAL ASSETS		11,199,769	11,444,362

EQUITY AND LIABILITIES

	NOTE	2006	2005
• EQUITY (NOTE 16):
Share capital		25,612	161,533
Treasury stock		(140,613)	(124,782)
Reserves of the Parent Company	17	335,454	195,729
Reserves at consolidated companies	18 AND 19	(5,860)	302,125
Valuation adjustments recognised in equity	20	2,808	(14,814)
Profit for the year		452,667	576,615
Equity attributable to equity holders of the Parent Company		670,068	1,096,406
Minority interest	21	261,878	227,430
TOTAL EQUITY		931,946	1,323,836

• NON-CURRENT LIABILITIES:
Bonds and other marketable debt securities	22	1,591,892	1,591,150
Bank loans and other financial liabilities	23	602,142	646,738
Finance lease payables	24	40,532	43,754
Other non-current liabilities	25	39,062	109,356
Provisions	28	451,329	341,168
Deferred tax liabilities	29	213,098	253,081
TOTAL NON-CURRENT LIABILITIES		2,938,055	2,985,247

• CURRENT LIABILITIES:
Bonds and other marketable debt securities	22	486,851	354,998
Bank loans and other financial liabilities	23	1,204,350	1,382,956
Finance lease payables	24	3,847	2,805
Trade and other payables	30	1,307,819	1,223,158
Other current liabilities		253,302	340,775
Tax payables	29	3,990,511	3,699,381
Provisions	28	83,088	131,206
TOTAL CURRENT LIABILITIES		7,329,768	7,135,279

TOTALL EQUITY AND LIABILITIES		11,199,769	11,444,362

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated balance sheet at 31 December 2006.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(THOUSANDS OF EUROS)

	NOTE	2006	2005
Revenue	32	12,503,403	12,708,226
Other Operating income	32	132,885	131,648
Procurements		(8,045,705)	(8,154,641)
Personnel expenses		(881,543)	(896,694)
Depreciation and amortisation		(198,842)	(194,926)
Impairment		(31,647)	(5,690)
Other operating expenses		(2,620,106)	(2,534,520)
Financial revenues	32	121,211	108,684
Financial costs	32	(220,677)	(203,416)
Net foreign exchange Gain / (Loss)		(16,483)	6,897
Profit from associates	10	8,982	453

• PROFIT BEFORE TAX		751,478	966,021

Income tax expense	29	(242,168)	(336,515)

• PROFIT FOR THE YEAR		509,310	629,506

Attributable to:
Equity holders of the Parent Company		452,667	576,615
Minority interest	21	56,643	52,891

Earnings per share (euros)	5	1.75	2.12

The accompanying Notes 1 to 40 and Exhibit I are an intergral part of the consolidated income statement for the year ended 31 December 2006.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 (THOUSANDS OF EUROS)

	NOTE	2006	2005
Gain/(loss) on available-for-sale investments taken to equity	11.1	26,972	1,492
Gain/(loss) on cash flow hedges taken to equity (Net)		2,840	(19,900)
Actuarial gain/(loss) recognised in equity	28	(15,394)
Exchange differences arising on translation of foreign operations	16	(103,598)	133,507
Income tax on income/(expense) taken directly to equity		(4,994)	6,443
NET INCOME/(EXPENSE) TAKEN DIRECTLY TO EQUITY		(94,174)	121,542
Profit for the year	16	509,310	629,506
TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD		415,136	751,048
Attributable to:
Equity holders of the Parent Company		354,658	694,054
Minority interest		60,478	56,994
TOTAL ATTRIBUTABLE		415,136	751,048
Effect of changes in accounting policy			(*)
Changes in accounting policy			(43,458)
Tax effect of changes in accounting policies			15,210
			(28,248)
Attributable to equity holders of the Parent Companies			(17,503)
Attributable to minority interests			(10,745)
TOTAL EFFECT OF CHANGES IN ACCOUNTING POLICY			(28,248)

Effects of corrections of errors

(*) The amounts for 2005 correspond to the impact at the beginning of the period of the first-time adoption of IAS 32 and 39

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2006.

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(THOUSANDS OF EUROS)

	YEAR 2006	YEAR 2005
• OPERATING ACTIVITIES
Profit before tax	751,478	966,021
Amortisation and impairment	230,489	200,616
Income from equity method companies	(8,982)	(453)
Net financial (Income) / Loss	115,949	87,835
Other net income and expenses	58,872	(22,145)
FLOWS FROM ORDINARY ACTIVITIES	1,147,806	1,231,874
Change in working capital (including operating provisions)	226,927	(388,606)
Income taxes paid	(275,477)	(226,379)
Restructuring costs	(111,304)	(143,868)
NET CASH FROM / (USED IN) OPERATING ACTIVITIES (I)	987,952	473,021
• INVESTING ACTIVITIES
Dividends received	5,063	29,053
Short Term financial investments	48,729	44,552
Proceeds from assets disposals and subsidiaries	280,063	116,779
Intangible assets and property, plant and equipment acquisitions	(187,724)	(171,145)
Adquisition of subsidiaries, net of cash acquired	(34,508)	(423,780)
NET CASH FROM / (USED IN) INVESTING ACTIVITIES (II)	111,623	(404,541)
• FINANCING ACTIVITIES
Borrowings cost	(103,113)	(96,852)
Dividends paid (*)	(281,762)	(259,292)
Treasury stock acquisitions (*)	(516,052)	(455,759)
Variations in debt	(120,062)	844,228
NET CASH FROM / (USED IN) FINANCING ACTIVITIES (III)	(1,020,989)	32,325
Cash and cash equivalents at the beginning of the year	1,092,465	977,904
Net increase/(decrease) in cash and cash equivalents (I+II+III)	78,586	100,805
Effects of exchange rate changes	(12,227)	13,756
Cash and cash equivalents at end of the year	1,158,824	1,092,465

(*) Includes transactions by the parent company and subsidiaries

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated cash flow statement for the year ended 31 December 2006.